EXHIBIT 9.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial statements give effect to the sale of assets contemplated by the purchase agreement and the related transaction documents. The unaudited pro forma balance sheet and statements of operations filed with this report are presented for illustrative purposes only. The pro forma balance sheet as of June 30, 2013 has been prepared to reflect the sale if it had taken place on such date, and is not necessarily indicative of our financial position had such sale occurred on that date. The unaudited pro forma financial statements, including notes thereto, should be read in conjunction with our historical financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and the unaudited financial statements filed in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

Costs and expenses attributed to the business to be transferred include direct costs primarily associated with the business, as well as corporate expenses, including accounting, legal and human resources expenses. The corporate expenses were allocated to the business based upon estimated relative time and resources dedicated to the business. Management believes the basis of the allocations is reasonable. Certain corporate non-operating transactions of ours have not been allocated to the transferred business. These items include interest income and expense.

Statement of Operations Data:

	Six Months Ended June 30, 2013
	Historical	Pro Forma Adjustments(1)	Pro Forma As Adjusted
	(In thousands, except per share data)

Product revenues	$9,346	$—	$9,346
Cost of product revenues	2,617	—	2,617

Gross profit	6,729	—	6,729

Revenue from collaborative research agreements and royalties	332	(332)	—

Operating expenses:
Research and development	6,309	(4,690)	1,619
Selling, general and administrative	7,287	(2,108)	5,179

Total operating expenses	13,596	(6,798)	6,798

Loss from operations	(6,545)	6,476	(69)

Other income, net	54	—	54

Net loss	$(6,491)	$6,476	$(15)

Basic and diluted net loss per share	$(0.20)		$0.00

Weighted Average Common Stock outstanding, in thousands (basic and diluted)	32,935		32,935

The unaudited pro forma financial information as of and for the six month period ended June 30, 2013, gives effect to the following pro forma adjustments:

(1)         To give retroactive effect to the decrease in revenues from collaborative research agreements and royalties and operating expenses estimated to be attributable to our Therapeutics business, including Prochymal and related business assets.

	Year Ended December 31, 2012
	Historical	Pro Forma Adjustments(1)	Pro Forma As Adjusted
	(In thousands, except per share data)

Product revenues	$7,849	$—	$7,849
Cost of product revenues	2,551	—	2,551

Gross profit	5,298	—	5,298

Revenue from collaborative research agreements and royalties	3,955	(3,955)	—

Operating expenses:
Research and development	14,108	(9,573)	4,535
Selling, general and administrative	6,296	(3,893)	2,403

Total operating expenses	20,404	(13,466)	6,938

Loss from operations	(11,151)	9,511	(1,640)

Other income, net	49	—	49
Loss before income taxes	(11,102)	9,511	(1,591)

Income tax benefit	37	37	—

Net loss	$(11,065)	$9,474	$(1,591)

Basic and diluted net loss per share	$(0.34)		$(0.05)

Weighted Average Common Stock outstanding, in thousands (basic and diluted)	32,859		32,859

The unaudited pro forma financial information as of and for the fiscal year ended December 31, 2012, gives effect to the following pro forma adjustments:

(1)         To give retroactive effect to the decrease in revenues from collaborative research agreements and royalties and operating expenses estimated to be attributable to our Therapeutics business, including Prochymal and related business assets.

Balance Sheet Data:

	As of June 30, 2013
		Pro Forma Adjustments
	Historical	Net Asset to be Sold(1)	Proceeds of Sale(2)		Pro Forma As Adjusted
	(In thousands)

Assets
Current assets:
Cash	$1,579	$—	$—		$1,579
Investments available for sale	25,626	—	33,388	(3)	59,014
Accounts receivable, net	6,406	(286)	—		6,120
Inventory	1,696	—	—		1,696
Prepaid expenses and other current assets	356	(44)			312

Total current assets	35,663	(330)	33,388		68,721

Property and equipment, net	2,040	—	—		2,040
Long-term investments available for sale	—	—	14,944	(4)	14,944
Restricted cash	317	—	—		317
Deferred tax asset	—		13,629	(5)	13,629
Other assets	—	—	1,571	(6)	1,571

Total assets	$38,020	$(330)	$63,532		$101,222

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$6,826	$(2,027)	$(1,500	)(3)	$3,299
Capital lease obligations, current portion	45	—	—		45
Total current liabilities	6,871	(2,027)	(1,500)		3,344

Long-term portion of capital lease obligation	140	—	—		140
Other long-term liabilities	329	—	—		329

Total liabilities	7,340	(2,027)	(1,500)		3,813

Stockholders’ equity	30,680	(1,697)	65,032		97,409

Total liabilities and stockholders’ equity	$38,020	$(330)	$63,532		$101,222

The unaudited pro forma financial information as of June 30, 2013, gives effect to the following pro forma adjustments:

(1)         Represents assets to be sold to and liabilities to be assumed by Mesoblast International Sarl related to our ceMSC business.

(2)         The purchase agreement provides us with opportunities to receive milestone payments in the maximum aggregate amount of $50.0 million, related to clinical and regulatory goals. Such milestone payments have not been reflected in the pro forma balance sheet data, since their receipt cannot be assured until earned.

(3)         Estimated Fair Value of the $35.0 million closing cash payments, less $1.5 million that was received in May 2013 when the original Letter of Intent was entered into.

(4)         Estimated Fair Value of the payment to be made upon asset transfer. This payment can be made in either cash or Mesoblast stock. Any stock received for this payment would be restricted from resale for twelve months.

(5)         Release of a portion of the valuation allowance on deferred tax assets related to the gains to be reported for income tax purposes over the next two years.

(6)         Represents the estimated fair value of the derivative issued by Mesoblast, providing down-side protection on the value of stock expected to be issued in satisfaction of the asset transfer payment. The estimate will be refined through a formal valuation and is subject to change.